Exhibit (d)(6)

August 22, 2019

Patrick Morley

Dear Patrick,

We are pleased to offer you a position with VMware, Inc. (“VMware”) in connection with the closing of VMware’s proposed acquisition (the “Proposed Acquisition”) of Carbon Black, Inc. (“Carbon Black”). This offer is contingent on the closing of the Proposed Acquisition (which will be your hire date at VMware). If the Proposed Acquisition is not completed, this employment offer will automatically terminate, and VMware will have no employment or other obligations to you under this employment offer.

Your position will be SVP and GM, Security Business Unit. You will report to Sanjay Poonen. Your annual base salary will be $515,000 and will be paid semi-monthly in accordance with VMware’s normal payroll procedures (“Base Salary”). VMware, in its sole discretion, may modify your job title, job duties and managers from time to time as it deems necessary, subject to your right to terminate your employment for “Good Reason” as set forth herein. Upon the closing of the Proposed Acquisition (which is your hire date at VMware) you will be eligible to participate in VMware’s benefit plans and programs, which may be amended from time to time in VMware’s sole discretion, and you will no longer be eligible under any Carbon Black bonus, vacation, commission plans, or any other incentive or benefit plans.

Non-Accrual Time Off Policy

Upon commencement of your employment with VMware, you will be subject to VMware’s Non-Accrued Vacation Policy applicable to all exempt U.S. VMware employees.

Bonus Eligible

You will be eligible to participate in VMware’s bonus program as it may be amended from time to time. You will be eligible for an annual target bonus opportunity of 75% of your base salary. Under the terms and conditions set forth in VMware’s bonus plan, any bonus for which you become eligible will be measured and funded on an annual basis, with the actual payout based on achievement of VMware financial goals and your individual performance, as approved by management. Any bonus payment for your initial period of employment will be prorated based on your actual start date. VMware reserves the right to modify or discontinue your bonus opportunity at any time.

Rollover Equity and Carbon Black Employment Agreement

Under the terms of the merger agreement governing the Proposed Acquisition, VMware will substitute your Carbon Black stock options and restricted stock units, as applicable, that are granted and outstanding as of August 22, 2019 and that are outstanding and unvested as of the closing date (collectively “Substituted Equity”) for VMware stock options and restricted stock units, as applicable, on substantially the same terms, except that, in consideration of this offer of employment, you agree that the definitions of “Cause” and “Good Reason” for all purposes, including any accelerated vesting of Substituted Equity, are hereby amended to the definitions of Cause and Good Reason set forth on Exhibit A of this offer letter agreement and subject to the severance terms set forth on Exhibit B hereto, and that any incentive stock options will be converted to non-qualified stock options. For the avoidance of doubt, there will be no acceleration of vesting of your Substituted Equity as a result of your acceptance of this offer letter or the closing of the Proposed Acquisition.

On the closing date of the Proposed Acquisition, your Employment Agreement with Carbon Black dated January 1, 2016, as amended January 1, 2018 (the “Carbon Black Agreement”) will terminate. Your severance benefits are outlined in Exhibit B. After you have completed 12 months at VMware your severance benefits will be limited to those provided in the VMware Involuntary Separation Plan then in effect, provided you meet the eligibility requirements of that VMware Involuntary Separation Plan, and for the avoidance of doubt, your then unvested Substituted Equity will no longer be subject to acceleration.

Retention Equity Grants

We understand that the Carbon Black Board of Directors will grant you Carbon Black restricted stock units with a total target value of $5,000,000 (the “Target Value”). If the closing of the Proposed Acquisition occurs, these restricted stock units will be substituted for awards covering shares of VMware Class A Common Stock (“Retention RSUs”) under the terms of the merger agreement. The Retention RSUs granted to you will be governed by the terms of the RSU grant agreement and, following substitution by VMware, the VMware Amended and Restated 2007 Equity and Incentive Plan. The Retention RSUs will vest 100% on the three-year anniversary of the first day of the month in the month following the closing of the Proposed Acquisition. No acceleration terms will apply to the Retention RSUs except as provided in the the VMware Amended and Restated 2007 Equity and Incentive Plan.

Section 409A

It is intended that the payments and other compensation contemplated by this offer letter satisfy, to the greatest extent possible, the exemption from the application of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), provided under Treasury Regulation Section 1.409A-1(b)(4) or comply with Code Section 409A, and that this offer letter will be so interpreted and administered. Notwithstanding the foregoing, if VMware determines that payments and other compensation pursuant to this offer letter may not either be exempt from or compliant with Code Section 409A, VMware may, with your prior written consent, adopt such amendments to this offer letter or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that VMware determines are necessary or appropriate to (i) exempt such payments and other compensation from Code Section 409A and/or preserve the intended tax treatment of such payments and other compensation, or (ii) comply with the requirements of Code Section 409A, except that there is no obligation on the part of VMware to adopt any such amendment, policy or procedure or take any such other action, and in any event, no such action will reduce the amount of payments or other compensation that is owed to your under this offer letter without your prior written consent.

Other Matters

You should be aware that your employment with VMware is for no specified period and constitutes at will employment. As a result, you are free to resign at any time, for any reason or for no reason. Similarly, VMware is free to conclude its employment relationship with you at any time, with or without cause, and with or without notice.

On your first day of employment you will be asked to submit verification of your legal right to work in the U.S. If you do not submit verification of your legal right to work in the U.S. by the third day after your first day of employment, VMware reserves the right to rescind this offer of employment.

You agree that, during the term of your employment with VMware, you will not engage in any other employment, occupation, consulting or other business activity directly related to the business in which VMware is now involved or becomes involved during the term of your employment, nor will you engage in any other activities that conflict with your obligations to VMware. All potential conflicts must be disclosed to VMware in writing pursuant to its conflict disclosure process. Your current board role with the company set forth on Exhibit C is approved during the term of your VMware employment.

By accepting this offer and becoming an employee at VMware, you will be expected to comply with VMware’s rules and policies, including but not limited to the VMware Acceptable Use Policy, VMware Respectful Workplace Policy, Equal Employment Opportunity Policy, Business Conduct Guidelines and Employment Agreement, which requires, among other provisions, the assignment of patent rights to any invention made during your employment at VMware and non-disclosure of proprietary and confidential information both during and after your employment at VMware.

This offer letter agreement and Exhibits A and B, along with the agreements and policies enclosed herewith and referenced herein, contain all of the terms, promises, representations, and understandings between you and VMware regarding your employment with VMware, and supersedes any other oral or written agreement or understandings between you and VMware, and you and Carbon Black regarding these matters prior to the date hereof, including, without limitation, any oral or written agreement between you and VMware or you and Carbon Black. By accepting this offer below, you agree that you have received, read, understand and agree to comply with the enclosed Installment Agreement, Non- Competition Agreement, VMware Acceptable Use Policy, VMware Respectful Workplace Policy, Equal Employment Opportunity Policy, Business Conduct Guidelines and Employment Agreement as a condition of your employment.

This offer is contingent upon the successful completion of VMware’s background check and your verification of your legal right to work in the U.S. As a subsidiary of a US technology company, VMware is subject to certain restrictions on hiring nationals of the following countries: North Korea, Syria, Libya, Iran, Sudan, and Cuba. If you are a national of one of these countries, please contact the HR Shared Services Team at offers@vmware.com.

Any modification or amendment of this offer letter must be in writing and signed by an officer of VMware and you.

Please indicate your acceptance of VMware’s offer within three business days by signing below and sending scanned copies of all pages to me at rlang@vmware.com.

We are looking forward to having you join the VMware family. If you have any questions regarding this offer letter, please contact me at (650) 427-4184 or rlang@vmware.com.

Sincerely,

Rich Lang

SVP, HR / Office of CPO

ACCEPTED AND AGREED TO as of 08/22/2019

/s/ Patrick Morley
Patrick Morley

Enclosures:

VMware Employment Agreement Rev. July, 2019

VMware Business Conduct Guidelines Rev. Oct, 2016

VMware Respectful Workplace Policy Rev. Oct. 30, 2018

VMware Equal Employment Opportunity Policy Rev. Aug 19, 2016

VMware Acceptable Use Policy Rev. Sep 15, 2017

Non-Competition Agreement

Exhibit A

Definition of Cause

“Cause” will be defined as (1) your willful neglect, failure or refusal to perform your employment duties or obligations (except resulting from your incapacity due to illness) as reasonably directed by VMware, which, if curable, has continued for more than 30 days following written notice of such non-performance from the Company (the “Cure Period”); (2) your willful misconduct in the performance of your employment duties, also subject to the notice and cure process described in (1); (3) your indictment for a felony (other than a traffic related offense) or a misdemeanor involving moral turpitude; or (4) your commission of an act involving personal dishonesty that results in significant financial or reputational harm to VMware or its subsidiaries, including, but not limited to, an act constituting misappropriation or embezzlement of property; or (5) your material violation of your non-competition agreement. No act or failure to act on your part will be deemed “willful” for purposes of the definition of “Cause” unless committed or omitted by you in bad faith and without reasonable belief that your act or failure to act was in, or not opposed to, the best interests of VMware or its subsidiaries. In order to terminate you for Cause, VMware is required to deliver a notice of termination that sets forth in reasonable detail any facts and circumstances claimed to provide a basis of your termination for Cause.

Definition of Good Reason

“Good Reason” will be defined as your resignation due to the occurrence of any of the following conditions which occurs without your written consent provided that the requirements regarding advance notice and an opportunity to cure set forth below are satisfied: (1) a reduction of your then current base salary or target bonus percentage by 10% or more unless such reduction is part of a generalized salary reduction affecting similarly situated employees; (2) any change in your level (e.g., Vice President, Senior Director or Director) to a level that is not equal to or more senior than the level set forth in your offer letter from VMware or (3) relocation of your principal place of employment to a location more than 50 miles from Carbon Black’s headquarters in Waltham, MA. For Good Reason to apply, you must provide written notice to VMware of the existence of the Good Reason condition within 60 days of the initial existence of such Good Reason condition. Upon receipt of such notice, VMware will have 30 days during which to remedy the Good Reason condition and not be required to provide for vesting acceleration as a result of such proposed resignation. If the Good Reason condition is not remedied within such 30-day period, you must resign from all positions at VMware based on the Good Reason condition specified in the notice effective no later than 30 days following the expiration of the 30-day cure period.

Exhibit B

Compensation Upon Termination

If, on or during the 12 months following the closing of the Proposed Acquisition, your employment is terminated by VMware without Cause or you resign your employment for Good Reason, then, subject to your signing and not revoking a VMware’s standard form of release agreement, all within 60 days after the date of your termination or resignation:

•

VMware shall pay you an amount equal to (i) 18 months of your Base Salary; plus (ii) 150% of your target bonus for the year in which the date of your termination or resignation occurs (collectively, the “Severance Amount”), payable in substantially equal installments in accordance with VMware’s payroll practice over 18 months (the “Severance Period”) commencing within 60 days after the date of your termination or resignation. Each payment pursuant to this Agreement is intended to constitute a separate payment for purposes of Treasury Regulation Section 1.409A-2(b)(2);

•

Notwithstanding anything to the contrary in any applicable equity plan or award agreement, all of your then outstanding Substituted Equity (but excluding the Retention RSUs and any additional VMware equity awards issued following the Proposed Acquisition) shall immediately accelerate and become fully exercisable or nonforfeitable as of the date of your termination or resignation; provided that, for the avoidance of doubt, this provision shall supersede any provision in any applicable equity plan or award agreement relating to acceleration in connection with the closing of the Proposed Acquisition (excluding the Retention RSUs and any additional VMware equity awards issued following the Proposed Acquisition); ; and

•

If you were participating in VMware’s group health plan immediately prior to the date of your termination or resignation and elect COBRA health continuation, then VMware shall pay you a lump sum, taxable, amount equal to the monthly employer and employee contributions for COBRA health coverage (“COBRA Premiums”) through the end of the Severance Period.

In the event that the payments and benefits provided to you herein or otherwise by VMware constitute “parachute payments” within the meaning of Section 280G of the Code and would, but for this provision, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then your payments and benefits shall be either be (i) delivered in full (it being understood that no gross-ups for taxes that may be due on such amounts should be added to such amounts) or (ii) delivered as to such lesser extent as would result in no portion of such amounts being subject to the Excise Tax, whichever of the foregoing results in the receipt by you on an after-tax basis of the greatest amount, notwithstanding that all or some of the amounts may be taxable under Section 4999 of the Code. If a reduction is to occur pursuant to the prior sentence, unless an alternative election is permitted by, and does not result in taxation under, Section 409A and is timely elected by you, the payments and benefits shall be cutback in the following order: any cash severance you are entitled to (starting with the last payment due), then other cash amounts that are parachute payments (starting with the last payment due), then any stock options that have exercise prices higher than the then fair market value price of the stock (based on the latest vesting tranches), then restricted stock and restricted stock units based on the last ones scheduled to be distributed and then other stock options based on the latest vesting tranches.